Mail Stop 3561

January 15, 2008

Paul T. Kefalas, President
Rootlevel Holdings, Inc.
432 Ardwell Street
Town of Mount Royal, Quebec
Canada H3P 1T9

> **Re:** **Rootlevel Holding, Inc.**
> **Offering Statement on Form 1-A, Amendment 1**
> **Filed December 11, 2007**
> **File No. 24-10191**

Dear Mr. Kefalas:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision, or revisions, is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II

Business and Properties, page 30

1. Please update the title of the execution plan timeline table on page 56.

Use of Proceeds, page 62

2. Please expand your response to 9(b) of the offering circular to include a paragraph to explain how the numbers in 9(a) of the offering circular reflect the priorities of the uses from the offering.

3. We have reviewed the disclosure you have provided in response to prior comment number seven of our letter dated November 15, 2007. Please revise the disclosure to include the company's plans to resolve the cash flow and liquidity problems.

Financial Statements

4. Please update the financial statements as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Susann Reilly at (202) 551-3236 with questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Beverages, Apparel and
            Healthcare Services

cc: Virginia K. Sourlis, Esq.
    By facsimile to 732-530-9008